CUSIP No. 01890A108	Page 1 of 28 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01890A108
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

CUSIP No. 01890A108	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,892
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,773
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 427,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 427,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,773
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,773
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 506,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 506,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01890A108	Page 9 of 28 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,050
	8	SHARED VOTING POWER 506,210
	9	SOLE DISPOSITIVE POWER 2,050
	10	SHARED DISPOSITIVE POWER 506,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,280
	8	SHARED VOTING POWER 508,710
	9	SOLE DISPOSITIVE POWER 10,280
	10	SHARED DISPOSITIVE POWER 508,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 11 of 28 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 12 of 28 Pages

1	NAME OF REPORTING PERSON Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01890A108	Page 13 of 28 Pages

1	NAME OF REPORTING PERSON Beth Lashley, Trustee of the Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01890A108	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON Caitlin Anne Lashley 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01890A108	Page 15 of 28 Pages

1	NAME OF REPORTING PERSON Danielle Morgan Lashley 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01890A108	Page 16 of 28 Pages

Item 1.	Security and Issuer

On January 18, 2011, Alliance Bancorp, Inc. of Pennsylvania, a Pennsylvania corporation (“Alliance Bancorp” or the “Company”), completed the “second-step” conversion of Alliance Bank (the “Bank”) from the mutual holding company structure to the stock holding company structure (the “Conversion”) pursuant to a Plan of Conversion and Reorganization.  Upon completion of the Conversion, Alliance Bancorp became the holding company for the Bank and owns all of the issued and outstanding shares of the Bank’s common stock.  In connection with the Conversion, among other things, shares of common stock, par value $0.01 per share, of Alliance Bancorp (“Common Stock”) were issued in exchange for the outstanding shares of common stock of the former federally chartered mid-tier holding company for the Bank, which also was known as Alliance Bancorp, Inc. of Pennsylvania (the “Mid-Tier Holding Company”), held by the “public” shareholders of the Mid-Tier Holding Company (all shareholders except Alliance Mutual Holding Company).  Each share of common stock of the Mid-Tier Holding Company was converted into the right to receive 0.8200 shares of Alliance Bancorp Common Stock in the Conversion.

The initial Schedule 13D, dated April 25, 2007, was filed with the Securities and Exchange Commission on May 4, 2007 (the “Initial Schedule 13D”) and related to the Common Stock of the Mid-Tier Holding Company.  Amendment No. 1 to the Initial Schedule 13D, dated July 16, 2007, was filed with the Securities and Exchange Commission on August 6, 2007 and related to the Common Stock of the Mid-Tier Holding Company.  Amendment No. 2 to the Initial Schedule 13D, dated October 16, 2007, was filed with the Securities and Exchange Commission on October 18, 2007 and related to the Common Stock of the Mid-Tier Holding Company.  Amendment No. 3 to the Initial Schedule 13D, dated April 25, 2008, was filed with the Securities and Exchange Commission on April 30, 2008 and related to the Common Stock of the Mid-Tier Holding Company.  Amendment No. 4 to the Initial Schedule 13D dated December 15, 2009 was filed with the Securities and Exchange Commission on December 15, 2009 and related to the Common Stock of the Mid-Tier Holding Company and related to the Common Stock of the Mid-Tier Holding Company.

This amendment No. 5 to the Initial Schedule 13D (this “Amended Schedule 13D”) is being filed, among other things, to reflect the conversion of all of the Common Stock of the Mid-Tier Holding Company held by the reporting persons at the time of the Conversion into shares of Common Stock of Alliance Bancorp, and to reflect the reporting persons’ current holdings of the Common Stock of Alliance Bancorp.  This Amended Schedule 13D also reflects the fact that the Doris Lashley Testamentary Trust no longer beneficially owns shares of Common Stock, resulting in said Trust and Beth Lashley, as trustee of the Doris Lashley Testamentary Trust, no loner being reporting persons.  The address of the principal executive offices of the Company is 541 Lawrence Road, Broomall, PA 19008.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to this Amended Schedule 13D.

CUSIP No. 01890A108	Page 17 of 28 Pages

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•
Richard Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC; (2) an individual; (3) Trustee of the Caitlin Anne Lashley 2010 Trust; (4) Trustee of the Danielle Morgan Lashley 2010 Trust; and (5) holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister;

•	Caitlin Anne Lashley 2010 Trust;

•	Danielle Morgan Lashley 2010 Trust; and

•	Dr. Robin Lashley, as an individual.

(a)-(c)    This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 01890A108	Page 18 of 28 Pages

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer as an individual; and

(4)
shares of Common Stock held by Mr. Lashley as: (A) an individual; (B) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley; (C) Trustee for the Caitlin Anne Lashley 2010 Trust; and (D) Trustee for the Danielle Morgan Lashley 2010 Trust.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, John Palmer, and Richard Lashley is c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The business address of the Caitlin Anne Lashley 2010 Trust is c/o of Richard Lashley, Trustee, 2 Trinity Place, Warren, NJ  07059.

The business address of the Danielle Morgan Lashley 2010 Trust is c/o of Richard Lashley, Trustee, 2 Trinity Place, Warren, NJ  07059.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the PL Capital Group is a citizen of the United States.

CUSIP No. 01890A108	Page 19 of 28 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 521,040 shares of Common Stock of the Company acquired at an aggregate cost of $5,729,980.

The amount of funds expended by Financial Edge Fund to acquire the 281,892 shares of Common Stock it holds in its name was $3,179,884.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firm’s usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 87,985 shares of Common Stock it holds in its name was $971,835.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 78,773 shares of Common Stock it holds in its name was $844,678.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Focused Fund to acquire the 57,560 shares of Common Stock it holds in its name was $569,846.  Such funds were provided from PL Capital Focused Fund’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Mr. Richard Lashley to acquire the 8,280 shares of Common Stock he holds in his name is $93,212.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Mr. Palmer to acquire the 2,050 shares of Common Stock he holds in his name is $22,123.  Such funds were provided from available funds in Mr. Palmer’s Individual Retirement Account (IRA).

The amount of funds expended by Dr. Robin Lashley to acquire the 2,500 shares of Common Stock she holds in her name is $26,884.  Such funds were provided from Dr. Lashley’s personal funds.

The amount of funds expended by the Caitlin Anne Lashley 2010 Trust to acquire the 1,000 shares of Common Stock it holds in its name is $10,759.  Such funds were provided from the Trust’s available funds.

The amount of funds expended by the Danielle Morgan Lashley 2010 Trust to acquire the 1,000 shares of Common Stock it holds in its name is $10,759.  Such funds were provided from the Trust’s available funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members

CUSIP No. 01890A108	Page 20 of 28 Pages

of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Goodbody PL LP.

Item 4.	Purpose of Transaction

The PL Capital Group owns 521,040 shares or 9.5% of the Company, based upon the Company’s aggregate outstanding 5,474,710 shares as reported in a Form 8-K filed on January 18, 2011.

PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the long term value of the Common Stock.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute influencing, or seeking to influence, the control of the Company for purposes of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Schedule 13D, no member of the PL Capital Group currently has any plans or proposals, which relate to, or would result in, any change in control of the Company or any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as of January 18, 2011, as reported in the Company’s Form 8-K filed on January 18, 2011.  In this Form 8-K, the Company reported 5,474,710 outstanding shares of Common Stock.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below.  Prices and share amounts for transactions occurring prior to the Conversion have been adjusted to reflect the effects of the Conversion:

(A)	Financial Edge Fund

(a)-(b)  See cover page.

CUSIP No. 01890A108	Page 21 of 28 Pages

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/-Cost($)
12/01/2010	1	$8.85	$-7.27
01/13/2011	2,296	$11.01	$-25,331.20
01/14/2011	731	$10.98	$-8,073.99
01/18/2011	12,500	$11.00	$-138,131.25
01/19/2011	13,000	$10.74	$-140,246.20
01/20/2011	6,000	$10.75	$-64,810.00
01/24/2011	2,400	$10.58	$-25,507.20

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b) See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/-Cost($)
01/13/2011	820	$11.01	$-9,079.00
01/18/2011	4,200	$11.00	$-46,418.74
01/20/2011	2,000	$10.75	$-21,610.00

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Strategic holds.

CUSIP No. 01890A108	Page 22 of 28 Pages

(C)	Goodbody/PL LP

(a)-(b) See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/-Cost($)
01/13/2011	820	$11.01	$-9,079.00
01/18/2011	4,000	$11.00	$-44,208.80

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

(a)-(b) See cover page.

(c)	Focused Fund made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/(Sold)	Price Per Share ($)	Total Proceeds/-Cost($)
12/09/2010	11,480	$8.87	$-102,130.00
01/05/2011	8,139	$11.27	$-91,924.69
01/13/2011	820	$11.01	$-9,079.00
01/18/2011	4,300	$11.00	$-47,523.71
01/20/2011	2,000	$10.75	$-21,610.00

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Focused Fund holds.

CUSIP No. 01890A108	Page 23 of 28 Pages

(E)	PL Capital

(a)-(b) See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the General Partner of Financial Edge Fund and Financial Edge Strategic.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(F)	PL Capital Advisors

(a)-(b) See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)	Goodbody/PL LLC

(a)-(b) See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

(H)	John W. Palmer

(a)-(b) See cover page.

CUSIP No. 01890A108	Page 24 of 28 Pages

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(I)	Richard J. Lashley

(a)-(b) See cover page.

(c)	Mr. Lashley made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/-Sold	Price Per Share ($)	Total Proceeds/-Cost($)
12/23/2010	-820	$11.19	$9,170.90
01/18/2011	5,000	$10.95	$-55,005.05

(J)	Dr. Robin Lashley

(a)-(b) See cover page.

(c)	Dr. Lashley made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/-Sold	Price Per Share ($)	Total Proceeds/-Cost($)
12/27/2010	-1,786	$11.27	$19,625.72
01/05/2011	2,500	$10.75	$-26,883.95

(K)	Doris Lashley Testamentary Trust

(a)-(b) See cover page.

(c)	The Doris Lashley Testamentary Trust made the following purchases and sales of Common Stock in the past 60 days:

Date	Number of Shares Purchased/-Sold	Price Per Share ($)	Total Proceeds/-Cost($)
12/28/2010	-20	$11.28	$213.05
01/05/2011	-4,080	$11.28	$46,018.27

(L)	Caitlin Anne Lashley 2010 Trust

(a)-(b) See cover page.

CUSIP No. 01890A108	Page 25 of 28 Pages

(c)	The Caitlin Anne Lashley 2010 Trust bought 1,000 shares on January 19, 2011 at $10.75 per share for a total cost of $10,758.95.

(M)	Danielle Morgan Lashley 2010 Trust

(a)-(b) See cover page.

(c)	The Danielle Morgan Lashley 2010 Trust bought 1,000 shares on January 19, 2011 at $10.75 per share for a total cost of $10,758.95.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

2	PL Capital, LLC’s Presentation to Senior Management of Alliance Bancorp, Inc. of Pennsylvania, dated October 16, 2007.*

3	Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania, dated April 25, 2008.*

*Previously filed.

CUSIP No. 01890A108	Page 26 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 28, 2011

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

CUSIP No. 01890A108	Page 27 of 28 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

DORIS LASHLEY TESTAMENTARY TRUST

By:	/s/ Beth Lashley
Beth Lashley
Trustee

CAITLIN ANNE LASHLEY 2010 TRUST

By:	/s/ Richard Lashley
Richard Lashley
Trustee

CUSIP No. 01890A108	Page 28 of 28 Pages

DANIELLE MORGAN LASHLEY 2010 TRUST

By:	/s/ Richard Lashley
Richard Lashley
Trustee

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley